Exhibit 99.4

RIVERPLACE APARTMENTS
LIMITED PARTNERSHIP

HOLYOKE, MASSACHUSETTS

DECEMBER 31, 2002 AND 2001

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

RIVERPLACE APARTMENTS LIMITED PARTNERSHIP

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION
YEARS ENDED DECEMBER 31, 2002 AND 2001

JOSEPH D. KALICKA AND COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS
330 WHITNEY AVENUE SUITE 350 HOLYOKE, MASSACHUSETTS 01040
TEL. (413)536-8510  FAX (413)533-8399

55 FEDERAL STREET po Box 628 GREENFIELD, MASSACHUSETTS 01302
TEL. (413) 774-7555 FAX (413)774-7244

INDEPENDENT AUDITORS’ REPORT

To the Partners
Riverplace Apartments Limited Partnership
Holyoke, Massachusetts

We have audited the accompanying balance sheet of Riverplace Apartments Limited Partnership as of December 31, 2002 and 2001, and the related statements of operations, partners’ capital, and cash flows for the year then ended.  These financial statements are the responsibility of the Partnership’s management.  Our responsibility is to express an opinion on these financial statements based on our audits

We conducted our audit in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Riverplace Apartments Limited Partnership as of December 31, 2002 and 2001, and the results of operations, partners’ capital and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The additional information included in this report (shown on pages 17 and 18) is presented for the purpose of additional analysis and is not a required part of the basic financial statements.  Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Joseph D. Kalicka and Company, LLP

Certified Public Accountants

Holyoke, Massachusetts

January 17, 2003

RIVERPLACE APARTMENTS LIMITED PARTNERSHIP
BALANCE SHEETS
DECEMBER 31, 2002 AND 2001

ASSETS

	2002	2001
Current assets:
Cash	$95,666	$4,489
Restricted cash-grants	—	—
Tenants’ rents receivable, net	10,514	9,262
Tenants’ rent subsidies receivable, net	5,146	46,626
Receivables-affiliate	—	631
Prepaid expenses	—	16,052

Total current assets	111,326	77,060

Tenants’ security deposits held in trust	16,187	15,876

Restricted deposits and funded reserves:
Reserve for replacements	50,843	47,970

Rental property; at cost:
Land	175,260	175,260
Building and improvements	6,604,141	6,604,141
Personal property	309,705	288,577

	7,089,106	7,067,978
Less-accumulated depreciation	(2,659,585)	(2,461,683)

Rental property, net	4,429,521	4,606,295

Deferred financing costs, net	31,269	33,223

Total Assets	$4,639,146	$4,780,424

The accompanying notes are an integral part of these financial statements

RIVERPLACE APARTMENTS LIMITED PARTNERSHIP
BALANCE SHEETS-CONTINUED
DECEMBER 31, 2002 AND 2001

LIABILITIES AND PARTNERS’ CAPITAL

	2002	2001
Current liabilities:

Current portion of mortgage note payable	3,791,537	86,945
Accounts payable	12,524	34,673
Unexpended grant reimbursements	—	8,285
Payables-affiliates	—	14,142
Accrued mortgage interest payable	31,596	32,321
Accrued expenses-other	78,041	42,785
Prepaid rents	27,222	22,420

Total current liabilities	3,940,920	241,571

Tenants’ security deposits liability	16,545	16,292

Long-term liabilities:

Mortgage note payable, less current portion	—	3,791,537
Accrued fees payable-affiliate	71,500	66,000

Total long-term liabilities	71,500	3,857,537

Total liabilities	4,028,965	4,115,400

Partners’ capital	610,181	665,024

Total liabilities and partners’ capital	$4,639,146	$4,780,424

The accompanying notes are an integral part of these financial statements

RIVERPLACE APARTMENTS LIMITED PARTNERSHIP
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Income:
Rents	$1,082,657	$1,083,476
Less-vacancy losses	20,244	50,135

	1,062,413	1,033,341
Interest income	1,459	1,507
Other	11,677	12,092

	1,075,549	1,046,940

Expenses
Administrative	72,447	86,807
Utilities	196,211	197,406
Management fee-affiliates	64,010	62,592
Operating and maintenance	103,007	134,679
Taxes	22,820	24,347
Insurance	83,016	44,305
Interest	383,525	392,258
Depreciation and amortization	199,856	202,679

	1,124,892	1,145,073

Loss before mortgagor entity expense	(49,343)	(98,133)

Mortgagor entity expense:
Partnership reporting fee-affiliate	(5,500)	(5,500)

Net loss	$(54,843)	$(103,633)

The accompanying notes are an integral part of these financial statements

RIVERPLACE APARTMENTS LIMITED PARTNERSHIP
STATEMENT OF PARTNERS’ CAPITAL
YEARS ENDED DECEMBER 31, 2002 AND 2001

	General Partner	Limited Partner	Total

Balance (deficiency), January 1, 2001	$(126,002)	$894,659	$768,657

Net loss for year	(1,036)	(102,597)	(103,633)

Balance (deficiency), December 31, 2001	(127,038)	792,062	665,024

Net loss for year	(548)	(54,295)	(54,843)

Balance (deficiency), December 31, 2002	$(127,586)	$737,767	$610,181

Percentage interest at December 31, 2002 and 2001	1%	99%	100%

The accompanying notes are an integral part of these financial statements

RIVERPLACE APARTMENTS LIMITED PARTNERSHIP
STATEMENT OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Cash flow from operating activities:
Net loss	$(54,843)	$(103,633)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	197,902	200,724
Amortization of deferred costs	1,954	1,955
Provision for bad debts	17,090	27,061
Gain on involuntary conversion	5,500	5,500
Mortgagor entity expense
Changes in
Tenants’ rents receivable	(18,082)	8,381
Tenants’ rent subsidies receivable	41,220	(43,393)
Receivables-affiliate	631	10,955
Prepaid expenses	16,052	(5,188)
Accounts payable	(22,149)	11,045
Payables-affiliates	(14,142)	(6,599)
Accrued mortgage interest payable	(725)	(656)
Accrued expenses-other	35,256	(16,618)
Prepaid rents	4,802	19,638
Tenants’ security deposits	(311)	(1,369)
Tenants’ security deposit liabilities	253	1,538

Net cash provided by operating activities	210,408	109,341

Cash flows from investing activities:
Purchase of rental property	(21,128)	(26,987)
Reserve for replacements funded, Including interest earned	(22,259)	(26,280)
Reserve for replacement releases	19,386	17,476
Decrease in restricted cash-grants	—	7,745
Increase in unexpended grant reimbursements	(8,285)	540

Net cash used in investing activities	(32,286)	(27,506)

The accompanying notes are an integral part of these financial statements

	2002	2001

Cash flows from financing activities:

Payments on mortgage note payable	$(86,945)	$(78,703)

Net increase (decrease) in cash	91,177	3,132

Cash, beginning of year	4,489	1,357

Cash, end of year	$95,666	$4,489

Supplemental disclosure of cash flow information:

Cash paid during the year for interest	$384,659	$392,176

The accompanying notes are an integral part of these financial statements

RIVERPLACE APARTMENTS LIMITED PARTNERSHIP

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

1. ORGANIZATION

Riverplace Apartments Limited Partnership (“the Partnership”), organized as a Massachusetts Limited Partnership on February 29, 1988, was formed to acquire and operate an affordable residential apartment complex consisting of 100 units located at various scattered locations in Holyoke, Massachusetts (“the Property”) as follows: 298, 300, 302, 304 Chestnut Street; 294, 298 Elm Street; 82, 82 1/2 R. Clemente Street; 44 Lyman Street; 22, 24 Northeast Street; 532 South Bridge Street; 527 South Summer Street; and 177, 183, 185 West Street.  The project is currently operating under the name Riverplace Apartments Limited Partnership.  The Partnership Agreement was last amended and restated on September 1, 1988.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Method of accounting:

The financial statements of the Partnership have been prepared on the accrual basis of accounting, consistent with accounting principals generally accepted in the United States of America.

Rental income:

Rental income is recognized under the operating method as the rentals become due.  Rental payments received in advance are deferred until earned.  Residential units are principally on short-term leases.

Rental property:

Rental property recorded at cost.  Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated useful lives of 40 years for buildings, 12 years for certain improvements and 3 to 15 years for personal property using both straight-line and accelerated methods.  For federal income tax purposes, depreciation is being calculated using the Modified Accelerated Cost Recovery System (MACRS).

Improvements to rental property are capitalized, while expenditures for maintenance and repairs are charged to expense as incurred.  Upon disposal of depreciable property, the appropriate property accounts are reduced by the related costs and accumulated depreciation.  The resulting gains and losses are reflected in the statement of operations.

Deferred financing costs:

Deferred financing costs of $58,627 consist associated with obtaining the mortgage on the Property.  These costs are being amortized on a straight-line basis over the life of the related debt, 30 years.  Amortization expense for December 31, 2002 and 2001 was $1,954 and $1,955, respectively. Estimated amortization expense totals of $1,954 for the next five years.

Income taxes:

Federal and state income taxes are not included in the accompanying financial statements because these taxes, if any, are the responsibility of the individual Partners.

The Project received low-income housing tax credits for a ten-year period, through December 31, 1999.  Provisions of the tax credit legislation restrict occupancy of all 100 apartments to qualified low-income tenants for a fifteen-year period.  Recapture provisions of the legislation could result in a required repayment by the partners of a portion of the tax credits if relevant provisions are not adhered to. (See Note 9)

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period.  Actual results could differ from those estimates.

Reclassifications:

Certain items in the financial statements for the year ended December 31,2001 have been reclassified to conform the 2002 presentation.  There was no charge to the December 31,2001 net income as a result of these reclassifications...

3. PARTNERS’ CAPITAL CONTRIBUTIONS:

The general partners of the Partnership are Mark A. Berezin, Herbert G. Berezin, and Stephen L. Berezin.  As of December 31, 2002 and 2001, the general partners have made aggregate capital contributions of $3.

The investment limited partner of the Partnership is American Affordable Housing II Limited Partnership.  As of December 31, 2002 and 2001, the investment limited partner has made capital contributions of $2,186,118.

4. ALLOCATION OF BENEFITS:

In accordance with the Partnership Agreement, as last amended, all profits and losses from operations and tax credits are allocated as follows:

Investment Limited Partner	99%
General Partners	1

100%

Distributable cash flow is defined in the Partnership Agreement, as last amended, to include all profits and losses of the Partnership from operating activities subject to the following adjustments:

(a) Depreciation of rental property and amortization of deferred costs shall not be deducted;

(b) Mortgage principal payment shall be deducted;

(c) Payments to reserves for working capital needs, improvements, replacements and any other contingencies shall be deducted;

(d) Amounts paid for capital expenditures shall be deducted, unless paid from a replacement reserve or funded through insurance;

(e) Proceeds from a capital transaction shall not be included;

(f) Any rent or interest subsidies received shall be included;

(g) Certain fees to the General Partners and others, as defined in the Partnership Agreement, shall not be deducted;

(h) The reporting fee shall be deducted only when and to the extent paid; and

(i) Deposits to or releases of funds, letters of credit or other security (and the interest, if any, thereon) provided in connection with any mortgage by the General Partners and their affiliates shall not be included.

Distributable cash flow from operations shall be applied, subject to governmental agency and lender approvals (if required), as follows (all terms are as defined in the Partnership Agreement, as last amended):

(a) First, to the repayment of Subordinated Loans and interest thereon;

(b) Second the balance there of shall be distributed 5O% to the Investment Limited Partner and 5O% to the General Partners.

Distributable cash flow from operations in respect to any fiscal year may not exceed such amounts as governmental agency regulations and lender regulations permit to be distributed.  Further, the Partnership Agreement provides that until September 1, 2003 all distributable cash flow from operations be paid into a reserve account to fund the costs of paying increased debt service on the Partnership’s mortgage note due to interest rate increases and the costs of refinancing the mortgage as may be applicable.  On September 1, 2003 or such earlier time as approved by the General Partners and the designated affiliate of the Investment Limited Partner, any funds remaining in the reserve account shall be disbursed to the partners.

Profits from a capital transaction, as defined in the Partnership Agreement, as last amended, are allocated to the partners as follows:

(a) First, to restore the negative capital accounts of all partners to zero in proportion to each partner’s negative capital account balance;

(b) Second to the partners to the extent of their invested amounts not previously distributed and

(c) Third the balance, if any, of such profits shall be allocated, 50% to the investment Limited Partner and 50% to the General Partners.

Losses from a capital transaction are allocated to the partners as follows:

(a) First, losses shall be allocated to all partners having positive capital accounts until their capital accounts have been reduced to zero; and

(b) Second, the balance of such losses shall be allocated to the General Partners.

5. TENANT’S RENTS RECEIVABLES AND RENT SUBSIDIES RECEIVABLE:

Tenants’ rents receivable at December 31, 2002 and 2001 consisted of the following:

	2002	2001
Tenants’ rents receivable	$29,465	$11,383
Less: Allowance for doubtful accounts	(18,951)	(2,121)
	$10,514	$9,262

Tentants’ rents subsidies receivable at December 31, 2001 and 2000 consisted of the following:

	2002	2001
Tenants’ rent subsidies receivable	$38,946	$80,166
Less: Allowance for doubtful accounts	(33,800)	(33,540)
	$5,146	$46,626

On a periodic basis, the Partnership evaluates their receivable balances and establishes an allowance for doubtful accounts.

A receivable is considered past due if payments have not been received by the Partnership within 14 days.  At that time, the Partnership issues a letter to the tenant concerning past due rents.  If collection does not occur after the 14 day notice is issued, eviction proceedings begin.  Accounts are written off as uncollectible if no payments are received at the conclusion of these procedures.

6. MORTGAGE NOTE PAYABLE:

The mortgage note payable consists of a note in the original amount of $4,500,000, dated March 11, 1988 and last amended on May 23, 1989. In February, 1998, the bank transferred the loan servicing to Regency Savings Bank, who subsequently purchased the note..

The note is secured by the real estate and related personal property of the Partnership and an assignment of rents and leases.  Interest is currently payable on the note at a rate of 10% per annum.  This rate was fixed at the conversion date (August 1, 1989), as defined in the loan agreement.  The lender has the right to adjust the interest rate every three years subsequent to the conversion date to a rate that is equal to 2 1/2% per annum above the three year Treasury note rate in effect on the interest rate adjustment dates.  The next scheduled interest rate adjustment date is August 1, 2004.  Based upon the current interest rate, the note requires monthly installments of principal and interest of $39,240.  The note matures on July 1, 2019.  However, the lender has the right to demand repayment of the loan in full on September 19, 2003, which is the date fifteen years following the execution of the first Housing Assistance Payments contract for the Property. The mortgage note may be prepaid by the Partnership without premium or penalty, an option which is being considered by management.  Should management decide to pursue alternative sources of financing, a lower interest cost may result given market interest rates at December 31, 2002.

Aggregate principal maturities on the mortgage loan for each of the next five years, based on the current effective interest rate, are as follows:

Year	Amount
2003	96,049
2004	106,107
2005	117,217
2006	129,492
2007	143,051

The liability of the Partnership under the mortgage note is limited to the underling value of the real estate collateral plus any amounts that may be deposited with the lender.

7. RENTAL HOUSING ASSISTANCE AGREEMENT:

The Partnership has a contract with the Housing Authority of the City of Holyoke, Massachusetts to receive HUD Section 8 rental assistance funds for the benefit of qualified tenants.  The program restricts assistance to those who meet certain HUD established criteria including maximum income limitations.  The Housing Authority is responsible for determining tenant eligibility for participation in the program.  This Housing Assistance Payments (“HAP”) contract was awarded in stages covering all 100 apartment units and it expires in corresponding stages from September 19, 2003 through March 20, 2004.  During the years ended December 31, 2002 and 2001, rental assistance income recognized under the contract amounted to $905,791 and $840,941 respectively.

8. TRANSACTIONS WITH RELATED PARTIES:

Marken Properties, Inc. (“Marken”), an affiliate, which has ownership in common with the General Partners, acts as the project management agent.  Marken receives a base management fee calculated at 6% of gross revenues from the Property.  Also, personnel working at the project site are employees of Marken and therefore the Project reimbursed Marken for the actual slalaries and related benefits as reflected in the accompanying financial statements.  Expenses paid to Marken consisted of the following for the years ended December 31, 2002 and 2001:

	2002	2001
Management Fees	$64,010	$62,592
Salaries and related benefits	90,976	109,462
Salaries and related benefits-grants	—	15,098
Data processing fees	7,200	7,200
Office and administrative fees	2,357	6,282

At December 31, 2001 the Partnership had receivables from Marken totaling $631.

The Partnership purchases capital equipemnet and various operating and maintenance supplies and services as well as its fuel oil and heating service contract from companies affiliated through common ownership with the General Partners.  Expenses paid to affiliates consisted of the following at December 31, 2002 and 2001:

	2002	2001
Supplies	$12,218	$33,456
Maintenance and repairs	13,133	2,096
Fuel	88,923	93,711

Amounts payable to afiliates for the above expenses totaled $14,142 at December 31, 2001.

The partnership shares a site office with other affiliated real estate partnerships.  The Partnership has allocated its share of costs incurred to maintain this office.  Certain of these costs are reimbursed to the affiliate and amounted to $8,768 in 2002 and $14,587 in 2001.

Pursuant to the Partnership Agreement, as last amended, a reporting fee is payable to an affiliate of the Investment Limited Partner for its services in assisting with the preparation of tax returns and other reports to the partners as required by the Partners Agreement. The fee is in an annual amount of $5,500 and is payable from available cash flow from operations.  Any unpaid fees shall accrue and be payable on a cumulative basis in the first year in which there is sufficient cash flow from operations or from the proceeds of a capital transaction. A reporting fee in the amount of $5,500 was expensed in the years ended December 31, 2002 and 2001.  No fees were paid in 2002 or 2001.  The Partnership’s cumulative liability to the affiliate for these fees at December 31, 2002 and 2001 amounted to $71,500 and $66,000, respectively.

In accordance with the provisions of the Partnership Agreement, as last amended if the Partnership is required to obtain loans to fund increased debt service under its mortgage note on account of interest rate increases during the fifteen year period ending on September 1, 2003, the General Partners are required to either guarantee such loans or to make such loans to the Partnership.  Any such loans made to the Partnership by the General Partners will be Subordinated Loans.  These loans will bear interest at the prime rate of Fleet National Bank.  The loans and related interest thereon may only be repaid from available cash flow from operations or from the proceeds of a capital transaction.

Pursuant to the Partnership Agreement, as last amended, the General Partners are entitled to receive a sales preparation fee in the amount of 3 % of the gross sales price upon any sale of the Property.

9. GRANTS:

The Partnership was awarded a grant under the New Approach Anti-Drug Grant Program (formerly known as the Safe Neighborhood Grant Program) from HUD.  The grant was awarded to the Partnership in June, 1999 in the amount of $129,960.  The term of the grant is twenty-four months beginning June 1, 1999.  The Partnership received proceeds under this grant of $49,649 and $80,491 during 2001 and 2000, respectively.  The grant expired in 2001.

Expenditures of funds under these grant programs are based upon budgets approved by the HUD.  Expenditures must be made in compliance with the grant agreements and for the specific purposes of the grant awards.  Grant proceeds are received by the Partnership based upon expenditures incurred (cost reimbursement method).

Grant expenditures in excess of grant proceeds are reflected as a receivable in the accompanying balance sheets since these amounts are expected to be reimbursed to the Partnership under the terms of the grant agreements.  Grant proceeds in excess of expenditures are reflected as unexpended grant reimbursements in the accompanying balance sheets and may occur on occasion as a result of the timing of payments of grant payables.

10. CONTINGENCIES:

Low-income housing tax credits:

The Partnership is required to maintain compliance with the Low-Income Housing Tax Credit Program as a condition to receiving low-income housing tax credits. Failure to comply with the requirements of the Low-income Housing Tax Credit Program or to correct noncompliance within a specified time period can result in a recapture of a portion of the tax credits previously taken.  As of the date of these financial statements, there are unresolved issues with the tax credit monitoring reports, which could result in a non-compliance filing with the Internal Revenue Service.  This could result in a recapture of the low-income housing tax credits previously taken the individual partners.  While the tax liability would not be that of the Partnership, as a result of this possible recapture, the Partnership could be considered liable for any financial impact on the partners involved.  Management is currently working with the monitoring agency to correct these deficiencies.

Grants:

The Partnership receives federal financial assistance from the U.S. Department of Housing and Urban Development (HUD) under the Drug Elimination and New Approach Anti-Drug Grant Programs.  Expenditures of funds under these programs require compliance with the grant agreements and are subject to audit by HUD. Any disallowed expenditures resulting from such audits become a liability of the Partnership.  In the opinion of the Partnership’s management, disallowed expenditures, if any, will not have a material effect on the financial position of the Partnership.

Litigation:

The Partnership is involved in a dispute with the City of Holyoke, Massachusetts related to water meter readings and sewer use charges at the Property’s 304 Chestnut Street location.  In March 1994, the Holyoke Water Department determined that its meter reader had been incorrectly reading the water meter at this location since December 1989.  As a result, the City has alleged that the Partnership had only been billed for a small portion of the total water consumption and sewer use charges at this location for the period from December, 1989 to March, 1994.  The City billed the Partnership approximately $83,000 for the previously unbilled water and sewer use charges allegedly incurred for this period of time.  The Partnership has contested the City’s actions in this matter. As a consequence, on June 6, 1995, the City placed a lien on the Property for the unpaid water bill, sewer charges and accumulated interest thereon totaling $94,503.  As of December 31, 2002, the lein totaled $226,898 (including additional interest and penalties), and the city has taken the action to land court and may pursue various remedies, including forclosure on the subject real estate.  Management plans to work with a representative of the City to settle this matter.  While the exact amount of this settlement is unknown at this time, management believes, based in part upon the opinion of legal counsel, that the range is between $42,785 and $207,415.  A liability in the amount of $42,785 has been accrued in the accompanying financial statements for 2002 and 2001 and it has been included with the accrued expenses-other.  Management plans to meet with representatives of the City and attempt to structure a settlement.  Due to uncertainties of the settlement process, it is reasonably possible that management’s views of the outcome will change in the near term.

In September 1999, the Partnership filed lawsuits against Fleet Bank and Regency Savings Bank, related to the mortgage.  The Partnership alleged, among other things, that there are contractual inconsistencies between the mortgage note on the Property and the commitment letter issued by the lender (Fleet Bank and their predecessor) which could have a favorable impact to the Partnership.  During 2001, the Partnership settled the suit with Regency Savings Bank and, as part of that settlement, decided not to pursue the suit against Fleet Bank.

11.  CONCENTRATIONS:

Subsidized multi-family real estate

The Partnership’s operations are concentrated in the multifamily real estate market.  In addition, the Partnership operates in a heavily regulated environment.  The operations of the Partnership are subject to the administrative directives, rules and regulations of federal, state and local regulatory agencies, including, but not limited to, HUD.  Such administrative directives, rules and regulations are subject to change by an act of Congress, or an administrative change mandated by HUD.  Such changes may occur with little notice or inadequate funding to pay for the related costs, including the additional administrative burden, to comply with a change.

Cash, restricted deposits and funded reserves

The partnership maintains certain operating, security deposit, replacement reserve and grant related cash balances in one financial institution located in Massachusetts.  The balances are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $100,000.  Balances in excess of $100,000, if any, at December 31, 2002 and 2001 were insured by the Co-Operative Central Bank Share Insurance Fund, a fund owned exclusively by the Massachusetts cooperative bank industry.

The partnership has not experienced any losses on its accounts, and monitors the credit worthiness of the financial institutions with which it conducts business.  Management believes that the Partnership is not exposed to any significant credit risk with respect to its cash balances.

12.  RECONCILIATION TO TAXABLE LOSS:

Reconciliation’s of financial statement net loss to taxable loss of the Partnership for the years ended December 31, 2002 and 2001 are as follows:

	2002	2001
Net loss per financial statement	$(54,843)	$(103,633)

Adjustments:
Excess of tax depreciation over book depreciation	(74,110)	(72,699)
Increase (decrease) in allowance for doubtful accounts	17,091	27,061
Rents collected in advance	4,801	19,639
IRC 1017 adjustment	2,110	—

Taxable loss per tax return	$(104,951)	$(129,632)

SUPPLEMENTAL INFORMATION

RIVERPLACE APARTMENTS LIMITED PARTNERSHIP
SCHEDULES OF ADMINISTRATIVE, UTILITIES, OPERATING AND MAINTENANCE,
TAXES, INSURANCE AND INTEREST EXPENSES
YEARS ENDED DECEMBER 31, 2002 AND 2001

SEE INDEPENDENT AUDITOR’S REPORT

	2002	2001
Administrative expenses:
Advertising and promotion	—	$319
Office salaries	23,547	26,674
Employee benefits	9,895	13,375
Legal	5,010	1,393
Auditing	8,200	8,410
Telephone	1,316	3,796
Office expense	4,772	7,279
Data processing fees/ bank charges	7,596	9,605
Licenses and Permits	50	62
Miscellaneous	12,061	15,894

Total administrative expenses	$72,447	$86,807

Utilities:
Fuel oil	88,923	93,711
Electricity	14,377	18,044
Water and Sewer	76,488	66,585
Gas	16,423	19,066

Total utilities	$196,211	$197,406

Operating and maintenance expenses:
Maintenance salaries	$26,445	$28,102
Cleaning salaries	16,133	28,482
Trash removal	11,587	11,388
Exterminating	8,675	5,395
Cleaning supplies	564	1,413
Snow removal	868	762
HVAC Repairs and Maintenance	12,820	16,268
Repairs material	20,553	30,059
Decorating Supplies and Contract	5,362	12,810

Total operating and maintenance expenses	$103,007	$134,679
Taxes
Real estate taxes	$16,862	$16,000
Payroll taxes	5,958	8,347
Total taxes	$22,820	$24,347

Insurance expense
Property and liability	$81,217	$39,824
Workers’ compensation	1,799	4,481
Total insurance expenses	$83,016	$44,305

Interest expense
Interest on mortgage	$383,210	$391,520
Other interest	315	738
Total interest expense	$383,525	$392,258